[Letterhead of MarkWest Energy Partners, L.P.]

June 20, 2006

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549-7010

Attn: H. Roger Schwall, Division of Corporation Finance

                Re:          MarkWest Energy Partners, L.P.

                                Amendment No. 1 to Form S-1

                                Filed June 7, 2006

                                File No. 333-133439

                                Amendment No. 1 to Form S-1

                                Filed June 2, 2006

                                File No. 333-133534

                                Form 10-K for the fiscal year ended December 31, 2005, as amended

                                Filed March 16, 2006, as amended March 31, 2006

                                File No. 1-31239

                                Form 10-Q for the quarter ended March 31, 2006, as amended

                                Filed May 3, 2006

Dear Mr. Schwall:

                Set forth below are the responses of MarkWest Energy Partners, L.P., a Delaware limited partnership (“MarkWest” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 15, 2006, with respect to MarkWest’s Amendment No. 1 to Form S-1 filed with the Commission on June 7, 2006, File No. 333-133439 (the “Shelf Registration Statement”), Amendment No. 1 to Form S-1, filed June 2, 2006, File No. 333-133534 (the “Underwritten Registration Statement”), Form 10-K for the fiscal year ended December 31, 2005, filed March 16, 2006, as amended, File No. 1-31239 (the “Annual Report”) and Form 10-Q for the quarter ended March 31, 2006, filed May 3, 2006, as amended (the “Quarterly Report,” and together with the Shelf Registration Statement, Underwritten Registration Statement and Annual Report, the “Relevant Filings”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. The references to page numbers in the response to the Staff’s comments correspond to the pages in the amendments to the Relevant Filings that the is submitting to the staff today in draft form marked to show its proposed revisions.

Form 10-K/A for the fiscal year ended December 31, 2005

General

1.                                       We note your response to our prior comment 10 in regard to the registration statements.  However, it does not appear that you propose to make conforming changes to your Exchange Act documents.  Please include a similar discussion in the amended Form 10-K, and expand the disclosure in your Form 10-Q to include a discussion for 2005.

                                                Response:             The Company will revise the disclosure on pages 92 through 95 of the Annual Report and page 40 of the Quarterly Report to conform to the disclosure in the registration statements.  Drafts marked to show these proposed changes have been included with this letter as Attachment A and Attachment B.

Form 10-Q/A for the fiscal quarter ended March 31, 2006

2.                                       We note your response to our prior comment 12.  Item 308(c) of Regulation S-B also requires you to disclose any changes in your internal controls over financial reporting that are reasonably likely to materially affect your internal controls over financial reporting.  Please provide a discussion of any changes made to internal controls in the fiscal quarter ended March 31, 2006 that you believe are reasonably likely to materially affect your internal controls over financial reporting.

                                                Response:             The Company will revise the disclosure on page 40 of the Quarterly Report to include the disclosure required by Item 308(c) of Regulation S-K.  A draft marked to show these proposed changes has been included with this letter as Attachment B.

Please direct any questions or comments regarding the foregoing to me at (303) 925-9256.

Sincerely,

/s/ Andrew L. Schroeder

Andrew L. Schroeder Vice President and Treasurer MarkWest Energy Partners, L.P.

cc:           Donna Levy, Securities and Exchange Commission

                Timothy Levenberg, Securities and Exchange Commission

                Frank Semple, Issuer

                James Ivey, Issuer

                Nancy Masten, Issuer

                David P. Oelman, Vinson & Elkins L.L.P.

                Matthew R. Pacey, Vinson & Elkins L.L.P

                Joseph P. Cunningham, RBC Capital Markets

                Joshua Davidson, Baker Botts L.L.P.

Attachment A

Changes in Internal Control Over Financial Reporting

No changes were made to internal control that affected management’s assertions about our internal control over financial reporting. Specific changes that have occurred and further planned changes are discussed below under the heading “Remediation of Material Weaknesses in Internal Controls.”

Internal Control Over Financial Reporting for the Years Ended December 31, 2004 and 2003

In addition to the material weaknesses described above, we and KPMG LLP, our independent registered public accounting firm at that time, identified material weaknesses in our internal control over financial reporting as of December 31, 2004. Additionally, PwC, our independent registered public accounting firm at the time, identified certain deficiencies in our internal accounting controls as of December 31, 2003. Considered collectively, these deficiencies may have constituted a material weakness in our internal controls pursuant to standards established by the American Institute of Certified Public Accountants.

Year Ended December 31, 2003

PwC identified certain deficiencies in our internal accounting controls as of December 31, 2003. The identified deficiencies included the following:

•                  a possible insufficiency in the personnel resources available to adequately maintain our financial reporting obligations as a public company;

•                  inadequate implementation of uniform controls over certain acquired entities and operations;

•                  inadequate control over classification of certain fixed asset balances and processes for accrual of certain accounts payable; and

•                  potential need for separation of certain duties between payroll and other accounting personnel.

The deficiencies identified by PwC, considered collectively, may have constituted a material weakness in our internal controls pursuant to standards established by the American Institute of Certified Public Accountants. PwC also concluded that these deficiencies required it to increase the scope of its audit procedures to be able to issue an unqualified audit opinion on our financial statements.

We believe that the deficiencies described above developed primarily due to an insufficient focus on internal controls and accounting activity during a period of significant growth and acquisition activity for us. During 2003 and 2004, we made six acquisitions and more than quadrupled our revenue. As a result, a significant amount of management time and effort was spent on integration of these assets from an operational perspective. The vast majority of these assets had not been owned by publicly-held companies and as a result, existing controls and procedures were not adequate from a public company reporting perspective. As a result, we were not able to remediate these deficiencies during the year ended December 31, 2004.

Year Ended December 31, 2004

In connection with management’s assessment of internal control over financial reporting for the year ended December 31, 2004, management identified and KPMG, our independent registered public accounting firm at that time confirmed the following material weaknesses in our internal control over financial reporting:

•                  Ineffective control environment;

•                  Insufficient technical accounting expertise, inadequate policies and procedures related to accounting matters, and inadequate management review in the financial reporting process;

•                  Inadequate personnel, processes and controls at our Southwest Business Unit; and

•                  Inadequately designed controls and procedures over property plant and equipment.

Ineffective control environment.    Our control environment did not sufficiently promote effective internal control over financial reporting throughout our management structure, and this material weakness was a contributing factor in the development of other material weaknesses described below. Principal contributing factors included the lack of adequate personnel with sufficient expertise to perform accounting functions necessary to ensure preparation of financial statements in accordance with generally accepted accounting principles, and a lack of adequate policies and procedures to enable the timely preparation of reliable financial statements, as described more fully below. We believe that this material weakness developed as a result of our rapid expansion in 2003 and 2004. The steps we have taken to remediate this material weakness are described in detail below.

Insufficient technical accounting expertise, inadequate policies and procedures related to accounting matters, and inadequate management review in the financial reporting process.    We did not have sufficient policies and procedures in place or technical accounting expertise to address complex accounting matters. In addition, we did not maintain policies and procedures to ensure adequate management review of information supporting our financial statements. Specifically, we identified deficiencies in the following areas relating to the preparation of our financial statements:

•                  We did not have a sufficient number of personnel with adequate technical expertise to effectively carry out our policies and procedures related to the review of technical accounting matters.

•                  We did not maintain policies and procedures over the selection and application of appropriate accounting policies, or the assessment of the appropriate accounting treatment for non-routine transactions.

•                  We did not maintain policies and procedures that provide for timely and effective management review of information supporting our financial statements prior to their issuance.

These material weaknesses in internal control over financial reporting resulted in the material misstatement of compensation expense in 2002, 2003 and 2004. As a result of this material misstatement, we restated our financial statements for 2002, 2003 and the first three quarters of each of 2003 and 2004. These material weaknesses in internal control over financial reporting also resulted in material misstatements of (i) interest capitalized on major construction projects in process; (ii) asset retirement obligations relating to assets acquired in the third quarter of 2004; (iii) accrued liabilities and lease expense related to costs associated with our ceasing to use a portion of our leased office facility in Houston; and (iv) accrued liabilities and facility expenses as a result of an improper accrual for repairs to a pipeline we lease. As a result of the material misstatements described in (i) and (ii), we restated our financial statements for the third quarter of 2004. These material misstatements and the material misstatements described in (iii) and (iv) were corrected prior to issuance of our financial statements for the year 2004.

Inadequate personnel, processes and controls at our Southwest Business Unit.    We believe these material weaknesses developed as a result of the growth explained above and our lack of resources to commit to focusing on an improved control environment and rapidly changing accounting rules and regulations and interpretations to existing rules. In addition, our staff was not adequately trained in the requirements of Section 404 of the Sarbanes-Oxley Act. Furthermore, at that time, our resources were focused on the restatement of financial reports rather than the updating of policies and procedures. The steps we have taken to remediate these material weaknesses are described in detail below.

We did not have adequate personnel, policies, and procedures at our Southwest Business Unit to enable timely preparation of reliable financial information for that business unit. Specifically, we identified the following internal control deficiencies at our Southwest Business Unit:

•                  We did not employ personnel with sufficient expertise to perform accounting functions necessary to ensure preparation of financial information in accordance with generally accepted accounting principles.

•                  We did not maintain policies and procedures to ensure that account analyses and reconciliations of supporting account details to the general ledger were accurately prepared and reviewed timely, and that any reconciling items were investigated and resolved on a timely basis.

•                  We did not maintain policies and procedures to ensure that journal entries were accurately prepared and properly reviewed prior to being recorded in the general ledger.

•                  We did not maintain policies and procedures to ensure that accruals for revenue and cost of purchased product were recorded accurately and in the appropriate financial reporting period.

These material weaknesses in internal control over financial reporting resulted in misstatements of cash; receivables; other current assets; property, plant and equipment; accumulated deprecation; intangible assets; accounts payable; accrued liabilities; other liabilities; and partners’ capital. These material weaknesses also resulted in misstatements of revenues; purchased product costs; facility expenses; selling, general and administrative expenses; depreciation; amortization of intangible assets; accretion of asset retirement obligations; and interest expense. As a result, we restated our financial statements for the first three quarters of 2004. These misstatements, which were considered material in the aggregate, were corrected prior to issuance of our audited financial statements for the year 2004.

We acquired the privately-held Western Oklahoma assets from American Central in December of 2003. Its accounting functions were transitioned to Houston in early 2004. We acquired the East Texas assets from American Central in July 2004 and transitioned the accounting responsibilities for all of our Southwest Business Unit activities to Tulsa in October 2004. This transition, coupled with the lack of adequate experienced accounting personnel in Tulsa, significantly impacted our ability to timely train our personnel, implement appropriate process and procedures, test and remediate before the end of the reporting year.

The steps we have taken to remediate these material weaknesses are described in detail below. In addition, we are in the process of transitioning the accounting functions related to our Southwest Business Unit from Texas to Denver. We expect to complete this transition by the end of 2006.

Inadequately designed controls and procedures over property plant and equipment.    We did not have adequately designed policies and procedures to ensure that costs associated with activities relating to our facilities were properly accounted for as capital expenditures or maintenance expense. This material weakness in internal control over financial reporting resulted in a material misstatement of property, plant and equipment, and facilities expenses. As a result of this material misstatement, we restated our financial statements for the second and third quarters of 2004 to expense costs that had previously been capitalized in error.

We believe that this material weakness developed as a result of our lack of formal policy for an annual inventory of fixed assets. Many assets were acquired in as-built condition with limited documentation on a component-by-component basis. This made it difficult to evaluate on an asset-by-asset basis. These assets were not adequately segregated at the time of our initial public offering and had not been re-evaluated since the time of our initial public offering but had experienced large growth in number over time.

These issues were identified late in 2004 and early in 2005. At that time, our resources were focused on completing the outstanding filings and the associated restatements, and we did not have additional resources to focus on standardizing and implementing new policies and procedures. The steps we have taken to remediate this material weakness are described in detail below.

Remediation of Material Weaknesses in Internal Control

Remediation of Material Weaknesses Related to Internal Controls. In response to the material weaknesses identified by our management, with oversight from our general partner’s audit committee, we dedicated significant resources to improve our control environment and to remedy the identified material weaknesses in the third and fourth quarters of 2005. These efforts focused on (i) expanding our organizational capabilities through the addition of employees with appropriate skills and abilities to improve our control environment and (ii) implementing process changes to strengthen our internal control design and monitoring activities.

From an organizational capabilities perspective, we made the following improvements to our control environment:

•                  In November 2005, we hired a new chief accounting officer with significant public company audit, accounting and financial reporting experience and technical expertise. The chief accounting officer now reports directly to our chief executive officer.

•                  In the third and fourth quarters of 2005, we hired additional external reporting, tax and accounting staff to supplement our existing technical accounting resources and mitigate segregation of duties deficiencies.

•                  In July 2005, we hired a Vice President of Risk and Compliance with a strong public company risk management, compliance and audit background. This individual is responsible for coordinating our internal audit and internal control compliance efforts.

•                  In the third and fourth quarters of 2005, we established an internal audit function and staffed it through an outsourcing and technical consultation arrangement with a professional accounting and consulting firm.

In addition, we implemented changes to our processes to improve disclosure controls and procedures and to improve our internal control over financial reporting. Among the changes we made during the third and fourth quarters of 2005 are the following:

•                  We formalized the monthly account reconciliation process for all balance sheet accounts and have implemented a formal review of reconciliations by our business unit accounting management.

•                  We established a compliance office focused on control deficiency identification and remediation, i.e., purchasing controls, revenue recognition controls and application and spreadsheet change controls that performs ongoing internal control evaluation and assessment and works actively with the process owners in developing appropriate remediation of control deficiencies.

•                  We conducted an entity-level risk assessment, established an internal audit plan and began to execute that internal audit plan. Results are reported directly to our general partner’s audit committee.

•                  We enhanced entity level controls through the implementation of significant new controls.

•                  We strengthened our disclosure review committee charter to solicit and review input from management personnel throughout the Partnership regarding possible instances of fraud or significant events requiring disclosure.

•                  We implemented a technical accounting issues forum to address non-routine transactions and the use of critical estimates and judgment.

The steps taken to remediate the material weaknesses described above were not completed until the latter part of 2005 because our resources had been directed towards the restatements of our financial statements. As a result, the identified internal control weaknesses persisted throughout 2005. While we believe we have substantially improved our organizational capabilities, the full impact of the changes had not been realized by December 31, 2005.

Since that time, we have been in the process of fully implementing and standardizing the processes and procedures described above. In addition, we are enhancing employee awareness of our Code of Conduct, ethics and anti-fraud policies, including a revised training program to be delivered to all employees in 2006. This includes heightened awareness of the ethics hotline availability and access options. We are also conducting a detailed review and re-documentation of all of our internal control processes and will undertake significant internal control design changes to ensure that all internal control objectives are met.

We believe that the changes described above have improved and will continue to improve our internal control over financial reporting, as well as our disclosure controls and procedures. However, given the breadth of areas affected, it has taken and will continue to take time to remediate all of our identified material weaknesses. Our management, with oversight of our general partner’s audit committee, will continue to take steps to remedy all known material weaknesses as expeditiously as possible and enhance the overall design and capability of our internal control environment.

Remediation of Material Weakness Related to Risk Management and Accounting for Derivative Financial Instruments.

In order to remediate this material weakness, we added the following personnel to our management team in July 2005 and January 2006, respectively:

•                  Vice President of Risk and Compliance, to oversee and ensure improvements in our commodity transaction verification and monitoring capabilities; and

•                  Director of Risk Management and staff to establish appropriate verification and monitoring activities associated with our commodity transactions.

Attachment B

Item 4. Controls and Procedures

In connection with the preparation of this quarterly report on Form 10-Q, our senior management with participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2006, pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the “Act”). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of March 31, 2006, as a result of the material weaknesses in our internal control over financial reporting, our disclosure controls and procedures were ineffective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms; and to ensure that information required to be disclosed by us in the reports that we file under the Act is accumulated and communicated to management, including our certifying officers, as appropriate, to allow timely decisions regarding required disclosures.

Throughout the first quarter of 2006, we have adopted remedial measures to address the deficiencies in our internal controls that were identified on December 31, 2005 and remained in effect on March 31, 2006.

Internal Control Environment. In connection with management’s assessment of the effectiveness of internal control over financial reporting for the year ended December 31, 2005, we identified and Deloitte & Touche LLP confirmed, as of December 31, 2005, the presence of an ongoing material weakness related to our internal control environment. Specifically, our control environment did not sufficiently promote effective internal control over financial reporting through the management structure to prevent a material misstatement.

In order to remediate this material weakness, we are in the process of fully implementing and standardizing the following processes and procedures, which were initiated in the last two quarters of 2005:

•      We formalized the monthly account reconciliation process for all balance sheet accounts and have implemented a formal review of reconciliations by our business unit accounting management.

•      We established a compliance office focused on control deficiency identification and remediation, i.e., purchasing controls, revenue recognition controls and application and spreadsheet change controls that performs ongoing internal control evaluation and assessment and works actively with the process owners in developing appropriate remediation of control deficiencies.

•      We conducted an entity-level risk assessment, established an internal audit plan and began to execute that internal audit plan. Results are reported directly to our general partner’s audit committee.

•      We enhanced entity level controls through the implementation of significant new controls.

•      We strengthened our disclosure review committee charter to solicit and review input from management personnel throughout the Partnership regarding possible instances of fraud or significant events requiring disclosure.

•      We implemented a technical accounting issues forum to address non-routine transactions and the use of critical estimates and judgment

In addition, we are enhancing employee awareness of our Code of Conduct, ethics and anti-fraud policies, including a revised training program that is being delivered to all employees in 2006. This includes heightened awareness of the ethics hotline availability and access options. We are also conducting a detailed review and re-documentation of all of our internal control processes and will undertake significant internal control design changes to ensure that all internal control objectives are met.

                Risk management and accounting for derivative financial instruments. In connection with management’s assessment of the effectiveness of internal control over financial reporting for the year ended December 31, 2005, we identified and Deloitte & Touche LLP confirmed, as of December 31, 2005, the presence of an additional material weakness related to our risk management and accounting for derivative financial instruments. We did not have adequate internal controls and processes in place to support our management’s assertions with respect to the completeness, accuracy and validity of commodity transactions. The design of internal controls over commodity transactions did not support the independent validation of data or control and review of transaction activity, In particular, personnel responsible for executing and entering transactions into commodity accounting systems also had duties that were not compatible with transaction execution and entry.

                In order to remediate this material weakness, we added the following personnel to our management team in July 2005 and January 2006, respectively:

•      Vice President of Risk and Compliance, to oversee and ensure improvements in our commodity transaction verification and monitoring capabilities; and

•      Director of Risk Management and staff to establish appropriate verification and monitoring activities associated with our commodity transactions.

At the end of the first quarter of 2006, we also segregated our front-office, mid-office, and back-office processes related to our financial commodity transactions and a portion of our physical trading to ensure that proper segregation of duties exists and that control procedures are carried out by the appropriate groups. We are focused on attaining proper segregation for our remaining physical transaction over the coming months. We are enhancing our risk management policies and procedures related to the review and approval of material purchase or sale contracts that may meet the definition of derivatives. Additionally, we are enhancing our financial analysis around commodity transactions and our reporting to executive management and the board of directors. Finally, we moved the responsibility for credit risk management to the mid-office in the second quarter of 2006.

In addition, we have applied compensating procedures and processes as necessary to ensure the reliability of our financial reporting. Such additional procedures included detail management review of our account reconciliations for all accounts in all business units and multiple-level management review of account reconciliations for all accounts in all business. Accordingly, management believes, based on its knowledge, that (i) this report does not contain any untrue statement of a material fact that would make the statements misleading; (ii) this report does not omit any material fact, the omission of which would make the statements misleading, in light of the circumstance under which they were made with respect to the period covered by this report and (iii) the financial statements, and other financial information included in this report, fairly present in all material respects our financial condition, results of operations and cash flows as of, and for, the periods presented in this report.

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